Filed pursuant to Rule 424(b)(3)

Registration No. 333-292610

ONCOR ELECTRIC DELIVERY COMPANY LLC

SUPPLEMENT NO. 1 TO

PROSPECTUS DATED

JANUARY 20, 2026

THE DATE OF THIS SUPPLEMENT IS FEBRUARY 3, 2026

On February 3, 2026, Oncor Electric Delivery Company LLC filed the attached Current Report on Form 8-K with the Securities and Exchange Commission.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) – January 29, 2026

ONCOR ELECTRIC DELIVERY COMPANY LLC

(Exact name of registrant as specified in its charter)

DELAWARE	333-100240	75-2967830
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1616 Woodall Rodgers Fwy., Dallas, Texas 75202

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code - (214) 486-2000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
None	None	None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

ITEM 2.03	CREATION OF A DIRECT FINANCIAL OBLIGATION OR AN OBLIGATION UNDER AN OFF-BALANCE SHEET ARRANGEMENT OF A REGISTRANT.

Term Loan Credit Agreement Borrowing

As previously reported, on December 23, 2025, Oncor Electric Delivery Company LLC (“Oncor”) entered into a $1.4 billion unsecured term loan credit agreement (the “Term Loan Credit Agreement”) among Oncor, as borrower, the lenders from time to time party thereto, and Sumitomo Mitsui Banking Corporation, as administrative agent for the lenders. The Term Loan Credit Agreement matures on March 1, 2027. Oncor previously borrowed $925 million on December 26, 2025 under the Term Loan Credit Agreement.

On January 29, 2026, Oncor borrowed $475 million aggregate principal amount under the Term Loan Credit Agreement. As a result of this January borrowing, Oncor has $1.4 billion aggregate principal amount outstanding under the Term Loan Credit Agreement and no amounts remain available for future borrowings. Oncor used the proceeds from the January borrowing for general corporate purposes, including the repayment of outstanding commercial paper notes issued under Oncor’s commercial paper program.

These borrowings under the Term Loan Credit Agreement bear interest at a per annum rate equal to the term secured overnight financing rate (“SOFR”) for the interest period relevant to such borrowing plus an applicable margin of 0.875%.

Additional details regarding the Term Loan Credit Agreement are contained in Item 1.01 and Item 2.03 of Oncor’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on December  29, 2025 (the “Prior Term Loan 8-K”) and are incorporated herein by reference. The foregoing discussion of the terms of the Term Loan Credit Agreement is not complete and is subject to, and qualified in its entirety by reference to, the Term Loan Credit Agreement filed as Exhibit 10.1 to the Prior Term Loan 8-K.

AR Facility Borrowing

Oncor is a party to a revolving accounts receivable securitization facility (the “AR Facility”) with MUFG Bank, Ltd., as administrative agent (“MUFG”). In connection with the AR Facility, Oncor contributes all of its existing, and has committed to continue to contribute or sell all of its future, accounts receivable from retail electric providers and certain related rights to Receivables LLC (as defined below) pursuant to the terms of the Purchase and Sale Agreement, dated as of April 28, 2023 (as amended, the “Sale Agreement”), among Oncor, any additional originators from time to time party thereto and Oncor Receivables LLC, a bankruptcy-remote special purpose entity and wholly-owned subsidiary of Oncor (“Receivables LLC”). Pursuant to the Receivables Financing Agreement, dated as of April 28, 2023 (as amended, the “Receivables Financing Agreement”), among Oncor, Receivables LLC, MUFG and certain lenders and group agents from time to time party thereto, Receivables LLC will obtain loans from the lenders secured by all of Receivables LLC’s assets, including the receivables and related rights that it owns. The aggregate amount available for borrowing at any one time under the AR Facility is limited to the lesser of the facility limit of $500 million and the borrowing base amount calculated based on the outstanding balance of eligible receivables held as collateral, subject to certain reserves, concentration limits, and other limitations.

On January 29, 2026, $150 million aggregate principal amount was borrowed under the AR Facility. The proceeds from this borrowing were used for general corporate purposes. Following this borrowing, $475 million aggregate principal amount is currently outstanding under the AR Facility. The AR Facility will terminate at the earlier of (i) the scheduled termination date of April 28, 2028, (ii) the date on which the termination date is declared or deemed to have occurred upon the exercise of remedies by MUFG as set forth in the Receivables Financing Agreement, or (iii) the date that is 30 days after notice of termination is provided by Receivables LLC. Subject to the consent of MUFG and the lenders, Receivables LLC may, 30 days prior to each anniversary date of the Receivables Financing Agreement, extend the AR Facility in one-year increments.

Borrowings under the AR Facility bear interest at (i) the daily cost of asset-backed commercial paper issued by the conduit lenders to fund the loans, plus related dealer commissions and note issuance costs or (ii) if funded by the committed lenders, at a rate per annum equal to SOFR calculated based on term SOFR for a one-month interest period, plus 0.10%. Receivables LLC also pays a used and unused fee in connection with the AR Facility.

Receivables LLC’s sole business consists of the purchase or acceptance through capital contributions of the receivables and related rights from Oncor and the subsequent retransfer of or granting of a security interest in such receivables and related rights to MUFG as administrative agent for the benefit of the lenders pursuant to the Receivables Financing Agreement. Receivables LLC is a separate legal entity with its own separate creditors who will be entitled, upon its liquidation, to have amounts owed to them be satisfied out of Receivables LLC’s assets prior to any assets or value in Receivables LLC becoming available to Receivables LLC’s equity holder. The assets of Receivables LLC are not available to pay creditors of Oncor or any affiliate thereof.

Additional details regarding the AR Facility, the Receivables Financing Agreement and the Sale Agreement are contained in Item 1.01 and Item 2.03 of Oncor’s Current Report on Form 8-K filed with the SEC on April 28, 2023 and Item 1.01 of Oncor’s Current Reports on Form 8-K filed with the SEC on April  30, 2024 and May 8, 2025, respectively (collectively, the “Prior AR Facility 8-Ks”), each of which is incorporated herein by reference. The foregoing discussion of the terms of the AR Facility, the Receivables Financing Agreement and the Sale Agreement are not complete and are subject to, and qualified in their entirety by reference to, the Receivables Financing Agreement and Sale Agreement filed as exhibits to the Prior AR Facility 8-Ks.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ONCOR ELECTRIC DELIVERY COMPANY LLC

By:	/s/ Kevin R. Fease
Name:	Kevin R. Fease
Title:	Vice President and Treasurer

Dated: February 3, 2026